SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For November 17, 2023

Commission File Number 001-35893

QIWI plc

12-14 Kennedy Ave.

Kennedy Business Centre, 2nd Floor, Office 203

1087 Nicosia Cyprus

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Exhibits

99.1	“QIWI Announces Third Quarter 2023 Financial Results” press release dated November 17, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIWI PLC (Registrant)

Date: November 17, 2023	By:	/s/ Alexey Mashchenkov
Chief Financial Officer